Exhibit 99.2

RECENT DEVELOPMENTS

North Sea: Islay Development Approved

TOTAL S.A. (“TOTAL”) announced on July 15, 2010, that it received approval from the United Kingdom Department of Energy and Climate Change (DECC) and the Norwegian Ministry of Petroleum & Energy (MPE) to develop its Islay gas field in the Northern North Sea, 440 kilometers north-east of Aberdeen.

The Islay field is located in Block 3/15 of the United Kingdom sector and partly across the median line in Blocks 29/6a and 29/6c of the Norwegian sector. Lying in a water depth of 120 meters, it has estimated reserves of nearly 17 million barrels of oil equivalent and an estimated peak gas production rate of 2.5 million standard cubic meters per day plus associated condensates.

TOTAL is the operator and sole owner of the Islay field as well as the Alwyn North, Dunbar, Grant, Ellon, Nuggets, Forvie North and Jura fields in the same region. Although a separate field, Islay is just 3 kilometers east of Jura and will be connected to TOTAL’s Alwyn facility with first gas planned for the second half of 2011.

Nigeria - Sao Tomé and Principe: TOTAL acquires an Interest in Block 1 in the Joint Development Zone

On July 15, 2010, TOTAL announced the signature of an agreement to acquire Chevron’s 45.9% interest in Block 1 in the Joint Development Zone (JDZ). TOTAL will operate the block in partnership with Addax Petroleum JDZ 1 Limited, Dangote Energy Equity Resources and Sasol Exploration and Production Nigeria Limited. The JDZ is governed by a treaty signed by Nigeria and Sao Tomé and Principe in 2001 for a period of 45 years. This transaction is subject to approval by relevant authorities.

The license extends over an area of close to 700 square kilometers in water depths ranging from 1,600 to 1,800 meters. Within this license, a discovery was made in 2006 (Obo-1 well). The proximity of the TOTAL-operated licenses and facilities in Nigeria is expected to enable cost reductions in developing the license’s resources.

This acquisition is in line with TOTAL’s strategy of expanding its exploration and production operations in the Gulf of Guinea.

Angola: A sixth major oil discovery on deep offshore Block 15/06

On July 13, 2010, TOTAL announced that its subsidiary, TEPA (Block 15/06), Limited, and its partners have made a new oil discovery in Block 15/06 with the well Cabaça SE-1, in the Angolan deep-offshore.

The well, located in 470 meters of water depth and 100 kilometers from the Angolan shore line, encountered significant gross thickness oil bearing reservoirs in the Miocene series. Volumes estimates suggest that Cabaça SE could hold substantial volumes of oil in place, with a potential yet to be confirmed.

An appraisal well is planned to be drilled in the third quarter 2010 with the objective of delineating and testing this oil accumulation.

Cabaça SE-1 is the seventh exploration well drilled in Block 15/06 since the block award at the end of 2006. The eighth well of the exploration drilling campaign (Mpungi-1) is currently being drilled, and it will complete the work commitment of the first exploration period one and a half years in advance of the contractual period. The exploration effort of the Block 15/06 partnership has reached a remarkable rate of success with six commercial discoveries out of the seven prospects drilled to date. TEPA (Block 15/06), Limited, holds a 15% interest in the Block 15/06, operated by Eni.

TOTAL signs an agreement to acquire UTS Corporation with its 20% interest in the Canadian Fort Hills project in view of reorganizing its oil sands portfolio

On July 7, 2010, Total E&P Canada Ltd., a TOTAL subsidiary, has signed an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.

Under the terms of the agreement, UTS will transfer its assets, other than its Fort Hills interest, to a newly formed company and Total E&P Canada will pay a cash amount of 3.08 Canadian dollars (CAD) per share to acquire UTS. Taking into account the cash held by UTS and acquired by TOTAL (CAD 355 million, equivalent to CAD 0.73 per share) the cost of the acquisition for TOTAL amounts to approximately CAD 1.15 billion (i.e., CAD 2.35 per share).

UTS’s Board of Directors has unanimously recommended the agreement. Under a Plan of Arrangement, UTS will recommend that its shareholders approve TOTAL’s acquisition of the company. UTS will publish the documents relating to the Plan of Arrangement shortly. The transaction is subject to regulatory approvals from the Canadian authorities and to the acceptance of the Plan of Arrangement by at least 66.67% of UTS’s shareholders attending a special shareholders meeting.

The Fort Hills project is operated by Canada’s Suncor Energy Inc. with a 60% interest, the remaining 20% being held by Teck Resources Ltd. The project will be developed in two phases. The first phase of approximately 160,000 barrels per day has already obtained the necessary administrative approvals to launch development in the near future, and TOTAL estimates production start-up in 2015-2016.

The earn-in costs owed to UTS by its Fort Hills partners (approximately CAD 704 million) will be transferred to TOTAL, which means that the net acquisition cost to TOTAL is CAD 0.65 per barrel.

Parallel to this transaction, TOTAL is considering divesting some of its interest in the Joslyn mine, while retaining its role as operator and approximately a 50% stake.

Repurposing project for the Flanders refinery

On June 30, 2010, the Douai Court of Appeals ordered TOTAL to resume its refining activities at the Flanders refinery even though the procedure for the information and consultation of personnel representatives on the repurposing of the Flanders plant had been completed by June 24, 2010, and authorized TOTAL to proceed with the definitive shutdown of its refining operations at Dunkirk.

After having examined the paradoxical legal situation thus created, TOTAL decided to appeal the decision of the Douai Court of Appeals.

At the same time TOTAL asked the Nanterre Superior Court to rule that the procedure for the information and consultation of employee representatives respected all applicable legal provisions and allowed the company to continue implementing its repurposing project for the Flanders refinery. The hearing is set for September 17, 2010. The court’s findings shall be announced several weeks thereafter.

At the current stage of procedures, no significant impact has been recorded in the Group’s consolidated financial statements for the first six months of 2010.

Brazil: TOTAL acquires a 20% interest in an exploration block in the pre-salt area of the Santos Basin

On June 30, 2010, TOTAL announced the acquisition of a 20% interest from Shell in the BM-S-54 license in the Santos Basin. Shell holds the remaining 80% and keeps the operatorship. This acquisition is subject to approval from the Brazilian authorities.

The offshore block, located about 200 kilometers south of Rio de Janeiro, covers an area of 700 square kilometers in water depth of approximately 2,000 meters.

This acquisition is part of TOTAL’s strategy to increase its presence in exploration and production activities in Brazil.

Exploration drilling is planned for later this year, subject to approval by the National Agency of Petroleum (ANP) and The Brazilian Institute of Environment and Renewable Natural Resources (IBAMA).

Yemen: TOTAL Acquires an Interest in Block 72

On June 30, 2010, TOTAL announced the acquisition of a 36% interest in the Block 72 production sharing agreement in Yemen. Operated by DNO Yemen AS (DNO), the 1,821-square-kilometer license is located in the southern part of the Masila Basin. The acquisition is subject to the approval of Yemen’s Ministry of Oil and Mineral Resources.

TOTAL and the original partners — DNO, TG Holdings Yemen Inc., Ansan Wikfs (Hadramaut) Limited and The Yemen Company (TYC) — plan to drill an exploration well in the fourth quarter of this year.

With this acquisition, TOTAL pursues its exploration and production activities in Yemen, in high-potential geological basins that offer a close fit with existing projects.

SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP) signs US$8.5 Billion project financing for Jubail Refinery

On June 25, 2010, TOTAL announced that SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP), a company that is 62.5% owned by Saudi Aramco and 37.5% owned by TOTAL signed on June 24, 2010, the finance documents for US$8.5 billion of senior project finance facilities that have been secured for the Jubail refinery.

The availability of the financing marks another important step in the progress of this 400,000 barrels per day world-class, full conversion refinery in Jubail, Saudi Arabia, which is scheduled to be operational in 2013.

Finances totaling US$8.5 billion were secured from multiple sources, including US$4.01 billion from the Public Investment Fund and Export Credit Agencies (covered and direct) and US$4.49 billion from commercial financial institutions.

The senior loan facilities have a tenor of sixteen years with an all in pricing of 1.85% (above LIBOR) for the US Dollar commercial and Export Credit Agencies (ECA) covered loan facilities.

The financing has thus far been well received by a diverse group of local, regional and international banks, with commitments received for over US$13.5 billion.

When completed, the refinery should be one of the most advanced refineries in the world and will process Arabian Heavy crude. Its products are expected to fulfill the most stringent specifications, to meet the rising demand for environmentally-friendly fuels.

The full-conversion refinery will maximize production of diesel and jet fuels and is expected to produce 700,000 metric tons per year (t/y) of paraxylene, 140,000 t/y of benzene and 200,000 t/y of polymer-grade propylene.

The synergies between Saudi Aramco and TOTAL lie in the fact that both companies bring knowledge and expertise to the joint venture company. Saudi Aramco’s crude oil supply is located near Jubail, a world-class industrial area and TOTAL is an international oil company with a fully integrated value chain and a global presence.

Nigeria: Hydrocarbon discovery on the OML 136

On June 24, 2010, TOTAL announced that its subsidiary, Total Exploration & Production Nigeria Ltd, in association with Conoil Producing Limited, has discovered hydrocarbons in the central portion of the Oil Mining Lease OML 136, offshore Western Nigeria.

The Agge-3B.T1 well aimed at exploring an undrilled compartment of the Agge structure. It was located in a water depth of 140 meters and reached a total depth of 2,710 meters. The well discovered several gas bearing reservoirs totaling a gross thickness in excess of 150 meters. A production test performed over the lower intervals yielded a production of 21 million cubic feet of gas per day on a 36/64” choke. Studies are ongoing to assess further development options for the Agge-3B.T1 well, together with other discoveries on the block.

Total Exploration & Production Nigeria Ltd is a 40% partner in the OML 136 license, in association with Conoil Producing Limited (60%), operator.

TOTAL and Amyris to build a strategic partnership for biomass-based fuels and chemicals

On June 23, 2010, TOTAL and Amyris Inc., which operates an industrial synthetic biology platform, announced a strategic partnership encompassing TOTAL’s investment in Amyris and a wide-spectrum master development and collaboration agreement.

TOTAL has agreed to acquire approximately 17% equity interest in Amyris on a fully diluted basis, and will have the right to appoint a member of the Amyris Board of Directors.

Under their collaboration agreement, TOTAL and Amyris R&D teams will work together to develop new products and build biological pathways to produce and commercialize renewable fuels and chemicals.

The partnership combines Amyris’ industrial synthetic biology platform and emerging Brazilian production capacity with TOTAL’s technological know-how, industrial scale-up capabilities and access to markets.

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